Pharvaris N.V.

J.H. Oortweg 21

2333 CH Leiden, The Netherlands

March 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pharvaris N.V.

Registration Statement on Form F-3

Filing Date March 1, 2022

File No. 333-263198

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pharvaris N.V. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-263198, to 4:30 p.m., Eastern Time, on March 10, 2022, or as soon thereafter as practicable.

Please contact Sophia Hudson of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4750 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Berndt Modig
Berndt Modig Chief Executive Officer